SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 21, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☒

Announcement of LM Ericsson Telephone company, dated April 21, 2006 regarding correction of misprint of the Ericsson Q1 Report 2006.

Ericsson Press Releases

Correction of misprint in the Ericsson first quarter report 2006

Date: Friday, April 21 2006

In Ericsson’s first quarter report 2006 figures for Transactions with Sony Ericsson Mobile Communications are misprinted. This misprint occurs in a table published under Additional information and does not influence any other published financial tables or statements of the report.

The misprint occurs in the table titled “Transactions with Sony Ericsson Mobile Communications” published in the Additional information section of the report, page 19. The correct figures for 2006 are:

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Jan - March		Jan - Dec
SEK million	2006	2005	2005
Sales to Sony Ericsson	856	389	1,742
Royalty from Sony Ericsson	104	100	654
Purchases from Sony Ericsson	63	284	827
Receivables from Sony Ericsson	398	140	197
Liabilities to Sony Ericsson	183	192	33
Dividends	1,158	—	—

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 21, 2006